

September 19, 2024

Taylor M. Gilden
Chief Financial Officer
Lake Shore Bancorp, Inc.
31 East Fourth Street
Dunkirk, NY 14048

      **Re: Lake Shore Bancorp, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2023**
          **File No. 000-51821**

Dear Taylor M. Gilden:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance